Exhibit 21.1

SUBSIDIAIRES OF
MINGTENG INTERNATIONAL CORPPRATION INC.

Subsidiaries	Place of Incorporation
Mingteng International Hong Kong Group Limited	Hong Kong SAR
Wuxi Ningteng Intelligent Manufacturing Co., Limited	People’s Republic of China
Wuxi Mingteng Mold Technology Co., Limited	People’s Republic of China